STOCKHOLDERS’ AGREEMENT OF
K-V PHARMACEUTICAL COMPANY

THIS STOCKHOLDERS’ AGREEMENT, dated as of [ ], 2013 (this “Agreement”), by and among K-V Pharmaceutical Company, a Delaware corporation (the “Company”), each Investor, each Person who beneficially owns any shares of Common Stock as of the date hereof, each Person receiving any shares of Common Stock on the date hereof and each other Person who from time to time beneficially owns any shares of Common Stock and is deemed a party to this Agreement in accordance with the provisions herein and in the Certificate of Incorporation (collectively, the Investors and each such other Person, the “Holders,” and, individually, a “Holder”).

WHEREAS, on August 4, 2012, the Company and certain of its Affiliates (collectively with the Company, the “Debtors”) filed a voluntary petition under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);

WHEREAS, on [ ], 2013, the Debtors filed with the Bankruptcy Court the Fourth Amended Joint Chapter 11 Plan of Reorganization (the “Plan”);

WHEREAS, on [ ], 2013, the Company’s creditors approved, and on [ ], 2013, the Bankruptcy Court confirmed, the Plan;

WHEREAS, pursuant to the Plan, the common stock and the preferred stock of the Company issued and outstanding immediately prior to the date hereof has been cancelled; and

NOW, THEREFORE, in consideration of the promises and of the mutual consents and obligations hereinafter set forth, the parties hereto hereby agree as follows:

Section 1. Definitions.  As used in this Agreement:

“5% Holder” means each Holder who together with his, her or its Affiliates beneficially owns no less than five percent (5%) of the outstanding Common Stock.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control or shares a common investment adviser with, such first Person.

“Agreement” has the meaning ascribed to such term in the introductory paragraph hereof.

“Associate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

“beneficially own”, “beneficial ownership” and similar phrases shall have the meaning ascribed to such terms in Section 13(d) of the Exchange Act.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Board” means the Board of Directors of the Company.

“Business Day” means a day that is not a Legal Holiday.

“Certificate of Incorporation” means the Company’s Amended and Restated Certificate of Incorporation, as in effect on the date hereof, as the same may be amended from time to time.

“Chief Executive Officer” has the meaning ascribed to such term in Section 2(a)(ii)(1).

“Commission” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“Common Stock” means the shares of common stock, par value $0.01 per share, of the Company.

“Company” has the meaning ascribed to such term in the introductory paragraph hereof.

“control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“CVI” means Capital Ventures International.

“Debtors” has the meaning set forth in the recitals.

“Director” means a member of the Board.

“Drag-Along Holder” has the meaning ascribed to such term in Section 3(b)(i).

“Drag-Along Notice” has the meaning ascribed to such term in Section 3(b)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exit Transfer” has the meaning ascribed to such term in Section 3(b)(i).

“Exit Transferees” has the meaning ascribed to such term in Section 3(b)(i).

“Exiting Holders” has the meaning ascribed to such term in Section 3(b)(i).

“Fully Exercising Rights Holder” has the meaning ascribed to such term in Section 4(b).

“Greywolf” collectively means Greywolf Capital Overseas Master Fund, Greywolf Capital Partners II LP, and Greywolf Opportunities Fund LLC.

“Holder” and “Holders” has the meaning ascribed to such term in the introductory paragraph hereof.

“HSR” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Independent Director” has the meaning ascribed to such term in Section 2(a)(ii)(2).

“Initial Public Offering” means an initial underwritten public offering of Common Stock with a value in excess of $75 million in gross proceeds by the Company pursuant to an effective registration statement filed by the Company with the Commission (other than on Forms S-4 or S-8 or successors to such forms) under the Securities Act.

“Investor” means CVI, Deutsche Bank Securities, Inc., Greywolf, and Affiliates of Kingdon Capital Management, LLC1.

“Investor Director” has the meaning ascribed to such term in Section 2(a)(ii)(3).

“Kingdon” means any and all Affiliates of Kingdon Capital Management, LLC, taken in the aggregate.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in New York, New York are not required to be open.

“Management Incentive Plan” means the management incentive plan, when adopted in accordance with the terms of the Plan.

“Merger” has the meaning ascribed to such term in Section 3(b)(i).

“New Issuance Shortfall” has the meaning ascribed to such term in Section 4(b).

“New Securities” means any shares of the capital stock of the Company or any of its subsidiaries, whether now authorized or not, and rights, options or warrants to purchase such capital stock and securities of any type whatsoever that are, or may become, convertible into, exercisable for or exchangeable into such capital stock; provided, however, that the term “New Securities” does not include securities issued or issuable (a) pursuant to any management or equity incentive plan or award or other similar compensation plan or award, including the Management Incentive Plan, (b) pursuant to the Plan or upon the exercise of any security issued pursuant to the Plan, (c) by the Company or any of its subsidiaries in connection with any pro rata stock dividend or subdivision of securities (including any subdivision or stock split) or any pro rata combination of securities (including any reverse stock split), or (d) as consideration for any acquisition by the Company of the stock, assets, properties or business of any Person (including through a merger, consolidation or other business combination involving the Company).

“New Securities Notice” has the meaning ascribed to such term in Section 4(b).

“Non-Purchasing Holder” has the meaning ascribed to such term in Section 4(b).

“Non-Selling Holders” has the meaning ascribed to such term in Section 3(c).

“Notice of Intent” has the meaning ascribed to such term in Section 3(c)(i).

“Oversubscription Pro Rata Share” has the meaning ascribed to such term in Section 4(b).

“Partial Exit Transfer” has the meaning ascribed to such term in Section 3(c).

“Permitted Investor” shall mean any Person which was an Investor on the date hereof and any Affiliate of such Investor.

“Permitted Transfer” means:

(a) in the case of any Holder who is an individual, a Transfer of Common Stock to a trust or estate planning-related entity for the sole benefit of such Holder or such Holder’s family members;

(b) in the case of any Holder that is a partnership (i) a Transfer of Common Stock to its limited, special or general partners or their equivalents as a distribution by such partnership to its partners or equivalents or (ii) a Transfer of Common Stock made to any Affiliate of such Holder; or

(c) in the case of any Holder that is a corporation, company or limited liability company, (i) a Transfer of Common Stock to its stockholders or members, as the case may be, as a distribution by such Person to its stockholders or members, as the case may be or (ii) a Transfer of Common Stock made to any Affiliate of such Holder.

“Permitted Transferee” shall mean any Transferee of a Holder that received shares of Common Stock by means of a Permitted Transfer in accordance with the terms of this Agreement.

“Person” shall be construed broadly and include an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Plan” has the meaning set forth in the recitals.

“Preemptive Rights Holders” has the meaning ascribed to such term in Section 4(a).

“Pro Rata Share” has the meaning ascribed to such term in Section 4(a).

“Relative” means with respect to each Holder, such Holder’s spouse, former spouse, child, stepchild, parent, parent of spouse, sibling or grandchild or a trust, family limited partnership or other similar legal entity for the benefit of such Holder or any of the foregoing.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Silver Point” means [Silver Point Finance, LLC or one or more of its Affiliates]2.

“subsidiary” means with respect to any Person, (a) any corporation, partnership or other entity of which shares of capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other similar managing body of such corporation, partnership or other entity are at the time owned or controlled, directly or indirectly, by such Person, or (b) the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries by such Person.

“Tag-Along Acceptance Period” has the meaning ascribed to such term in Section 3(c)(iv).

“Tag-Along Holder” has the meaning ascribed to such term in Section 3(c)(iv).

“Transfer” means to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting or otherwise), transfer by operation of law or in any other way encumber or dispose of, directly or indirectly and whether or not voluntarily, any Common Stock (or any beneficial interest therein), and for purposes of Section 3(b), includes any Merger.

“Transferee” means any Person to whom a Holder has Transferred Common Stock pursuant to a Transfer.

“Unpurchased New Securities” has the meaning ascribed to such term in Section 4(b).

“Unpurchased New Securities Share” has the meaning ascribed to such term in Section 4(b).

Section 2. Board of Directors.

(a) Board Composition and Voting.  Each Investor shall vote all shares of Common Stock owned by such Investor or over which such Investor has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder (including attending all stockholder meetings in person or by proxy for purposes of obtaining a quorum and executing all written consents in lieu of meetings, as applicable), Director, member of a Board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to ensure that:

(i) Subject to Section 2(a)(ii)(4), the number of Directors constituting the Board is initially fixed at seven (7) Directors; provided that if the number of Directors needed to satisfy the requirements of each subclause of Section 2(a)(ii) is greater than seven (7), the Board shall be increased to such size as shall accommodate the number of Directors so required; and provided further, that if the number of Directors on the Board has been increased to a number larger than seven (7), then at such time as the requirements of Section 2(a)(ii) no longer require more than seven (7) Directors, the Board shall be decreased to seven (7) Directors;

(ii) the following individuals are elected and continue to serve as Directors of the Board until their successors have been duly elected and qualified:

(1) the individual who is the then duly elected and acting Chief Executive Officer of the Company only for so long as such individual serves as such (the “Chief Executive Officer”);

(2) two (2) individuals who are not Affiliates or Associates of the Company or any of its subsidiaries or any Holder (each an, “Independent Director”), who shall be selected by the vote of a majority of the issued and outstanding shares of Common Stock owned by the Investors and who shall serve until such time as their respective successors shall have been selected in accordance with this Section 2(a)(ii)(2) or as otherwise provided in the by-laws of the Company so long as such individuals selected are not Affiliates or Associates of the Company or any of its subsidiaries or any Holder;

(3) for each integral multiple of 15% (10%, in the case of Kingdon, but only so long as Kingdon owns less than 15% of the outstanding shares of Common Stock) of the outstanding shares of Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction), that is owned by an Investor (other than Deutsche Bank Securities, Inc. or its Affiliates) together with its Affiliates and Permitted Transferees, one (1) individual designated by such Investor (each an “Investor Director”), each of whom for the initial Board shall be designated by such Investor or Investors prior to the Effective Time; provided, however, that at such time as any Investor together with its Affiliates and Permitted Transferees, owns less than 15% (10%, in the case of Kingdon, but only so long as Kingdon owns less than 15% of the outstanding shares of Common Stock), or less than such integral multiple, greater than one, of 15%, as the case may be, of the outstanding shares of Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction), such Investor shall cease to have the right to designate an Investor Director pursuant to this Section 2(a)(ii)(3), or such Investor shall have its right to designate Investor Directors reduced by one or more designees, as the case may be; and

(4) the number of remaining Directors, if any, shall initially be selected by the vote of a majority of the issued and outstanding shares of Common Stock owned by the Investors and thereafter, subject to Section 2(c)(iii), at each annual meeting by the vote of a majority of the issued and outstanding shares of Common Stock owned by the Holders or otherwise provided in the by-laws of the Company;

(iii) If the number of Directors that an Investor has the right to designate to the Board is decreased pursuant to Section 2(a)(ii)(3), then the Board may remove such Director or Directors, as the case may be, from the Board.  Any vacancy created by such removal shall be filled in the manner prescribed by this Section 2(a);

(iv) Any Investor may, in lieu of designating one or more Directors as set forth in Section 2(a)(ii)(3) above, designate an equal number of observers to the Board in which case the number of Directors constituting the Board shall be decreased automatically by the aggregate number of such observers, provided, however, that in no event shall the number of Directors constituting the Board be less than seven (7).  Deutsche Bank Securities, Inc., for as long as it remains an Investor, shall have the right to designate one (1) observer to the Board.  The Company shall give each observer prior written notice of every meeting of the Board at the same time and in the same manner as notice is given to the Directors and all such observers shall have the rights to attend meetings of the Board.  The Company shall provide each observer with copies of all written materials and other information given to the Directors in connection with such meetings or otherwise (including, without limitation, all resolutions proposed to be adopted by written consent in lieu of a meeting of the Board and all information provided to the Directors in connection therewith) at the same time such materials or information is given to the Directors.  In the case of telephonic meetings, the observers shall be given the opportunity to participate in such telephonic meetings.  Notwithstanding the foregoing, the Company may exclude observers from having access to any notices, materials or information, and the portions of any meetings, in each case to the extent that such exclusion is reasonably necessary to preserve the Company’s attorney-client privilege.  For the avoidance of doubt, no observer shall be entitled to vote on any matter before the Board, and no observer shall be considered a Director for any purpose of this Agreement or of the Certificate of Incorporation or the by-laws of the Company.  The Company shall not pay the observers any fee, but shall reimburse the observers for reasonable travel and other out of pocket expenses incurred by the observers, related to him or her serving in such capacity as an observer or in performing his or her duties in connection herewith; and

(v) Silver Point shall be entitled to designate one (1) observer to the Board, which observer shall be subject to the terms and conditions of, and have the rights under, Section 2(a)(iv) (for the avoidance of doubt, except for the first and second sentences thereof).

(b) Company Action.  The Company shall take all necessary and desirable actions within its control (including calling special Board and stockholder meetings) to effectuate the provisions of this Section 2.

(c) Removal; Vacancies.

(i) Except as provided in Section 2(a)(iii), an Investor Director may be removed at any time as a Director (A) with or without cause upon the written request of the Investor that appointed such Investor Director or (B) with cause upon the affirmative vote of a majority of (1) the Board or (2) the issued and outstanding shares of Common Stock owned by the Holders.  In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of an Investor Director, then, subject to Section 2(a)(ii)(3), the Investor that designated such Investor Director shall have the right to designate an individual to fill such vacancy.  Each Investor shall vote all its shares entitled to vote for Directors, and shall take all other necessary or desirable actions within its control in furtherance of the provisions of this Section 2(c)(i) (including attending all stockholder meetings in person or by proxy for purposes of obtaining a quorum and executing all written consents in lieu of meetings, as applicable), and the Company shall take all necessary or desirable actions within its control, to remove or replace from the Board such Investor Director upon, and only upon, such written request or affirmative vote, as applicable.  Except as provided in this Section 2(c)(i), unless the applicable Investor shall otherwise consent in writing, no other Investor shall take any action to cause the removal of an Investor Director.

(ii) The Chief Executive Officer may be removed as a Director by a vote of the majority of the Board immediately upon, and only upon, such person's removal (with or without cause) as the Chief Executive Officer of the Company in accordance with the Company's by-laws or other applicable organizational documents and the Company’s successor Chief Executive Officer appointed pursuant to the Company's by-laws or other applicable organizational documents shall automatically become a Director pursuant to Section 2(a).

(iii) Each Investor shall vote all shares of Common Stock owned by such Investor or over which such Investor has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder (including attending all stockholder meetings in person or by proxy for purposes of obtaining a quorum and executing all written consents in lieu of meetings, as applicable), Director, member of a Board committee, officer of the Company or otherwise) so that each Director other than an Investor Director or the Chief Executive Officer shall hold his office until his death or until his successor shall have been duly elected and qualified.  In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Director other than an Investor Director or the Chief Executive Officer, then such vacancy shall be filled in accordance with the provisions of Section 2(a)(ii)(2), in the case of an Independent Director, or by a majority of the shares of Common Stock owned by the Investors subject to Section 2(a)(ii)(4), in the case of any other Director.

(d) Resignation.  A Director may resign at any time from the Board by delivering his or her written resignation to the Board.  Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event.  The Board's acceptance of a resignation shall not be necessary to make it effective.  Any vacancy created by such resignation shall be filled in the manner prescribed by Section 2(a).

(e) Subsidiary Boards of Directors.  The Company (in its capacity as the direct or indirect equityholder of each other subsidiary of the Company) shall cause the Persons constituting the Board to be appointed as the sole members of the board of directors (or similar governing body) of each of the subsidiaries of the Company.

Section 3. Limitations on Transfers; Drag-Along Right; Tag-Along Rights.

(a) Limitations on Transfers.  No Holder shall permit any Transfers of its Common Stock except for Transfers made in accordance with the Securities Act, applicable blue sky laws and this Agreement.

(i) Securities Restrictions; Legends.

(1) Each certificate representing Common Stock subject to this Agreement shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR IN ACCORDANCE WITH AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

(1) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR IN ACCORDANCE WITH AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE CONSTITUENT DOCUMENTS OF THE COMPANY;

(2) IN CONNECTION WITH ANY RESALE OR TRANSFER PURSUANT TO AN EXEMPTION UNDER THE SECURITIES ACT, SHALL, PRIOR TO SUCH TRANSFER OR SALE, FURNISH TO THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE; AND

(3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO A STOCKHOLDERS’ AGREEMENT DATED AS OF [ ], 2013 (AS AMENDED FROM TIME TO TIME).  ANY PURCHASER OR TRANSFEREE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE WILL AUTOMATICALLY BE DEEMED A PARTY TO SUCH AGREEMENT.  A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(2) Each Holder agrees, prior to any Transfer of any shares of Common Stock, to give one (1) Business Day written notice to the Company of such Holder’s intention to effect such Transfer and to comply in all other respects with the provisions of Section 3.  Each such notice shall describe the manner and circumstances of the proposed Transfer.  Each Holder agrees that it will, prior to any such Transfer, deliver to the Company a letter from such Holder’s proposed Transferee informing the Company whether or not such Transferee is an “accredited investor” (as such term is defined in Rule 501 of the Securities Act).  Upon request by the Company, the Holder delivering such notice shall deliver a written opinion, addressed to the Company, of counsel for the Holder of such shares, stating that in the opinion of such counsel (which opinion and counsel shall be reasonably satisfactory to the Company) such proposed Transfer does not involve a transaction requiring registration or qualification of such shares under the Securities Act provided, that the Company shall not have the right to request any such opinion and shall not be entitled to object to such Transfer if the Holder has held the Common Stock proposed to be Transferred for at least one (1) year and the Holder is not an “affiliate” of the Company as such term is defined under Rule 405 of the Securities Act, it being understood and agreed that any Holder who is not entitled to nominate or has not nominated an Investor Director and otherwise owns less than fifteen percent (15%) of the outstanding shares of Common Stock shall not be an “affiliate” for this purpose; provided, further, however, that if such Holder is the largest stockholder of the Company at the time of such proposed Transfer, the Company shall have the right to request such opinion.  It is understood and agreed that the right to nominate or the nomination of an Investor Director or ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock shall not presumptively establish that a Holder is an “affiliate” for purposes of the previous sentence.  Such Holder of such shares shall be entitled to effect a Transfer of such shares in accordance with the terms of the notice delivered to the Company, if the Company does not reasonably object to such Transfer and request such opinion within two (2) Business Days after delivery of such notice, or, if it reasonably requests such opinion, does not reasonably object to such Transfer within two (2) Business Days after delivery of such opinion.  The Company may only object to such Transfer if in its reasonable opinion the proposed Transfer involves a transaction requiring registration or qualification of such shares under the Securities Act.  Each certificate or other instrument evidencing any such transferred Common Stock shall bear the legend set forth in Section 3(a)(i)(1) above.  Notwithstanding the foregoing, a Holder of Common Stock may Transfer all or a portion of its shares of Common Stock to a Permitted Transferee without complying with the terms of this Section 3(a)(i)(2) so long as such Holder provides written notice of such Transfer to the Company within three (3) Business Days after the effective date of the Transfer and the other terms of this Agreement have been satisfied.

(ii) Unless otherwise expressly approved by the Board, prior to the date on which the Company has a class of equity securities registered under Section 12(b) or Section 12(g) of the Exchange Act, no Common Stock shall be Transferred, if such Transfer would (A) result in there being more than 2,000 Holders, or 500 Holders who are not accredited investors (as such term is defined by the Commission), of record of Common Stock as determined pursuant to Section 12(g) of the Exchange Act or (B) otherwise require the Company to register the Company’s Common Stock under the Exchange Act or any other applicable federal or state securities laws.  The restrictions set forth in clause (A) of the immediately preceding sentence shall only apply to Transfers occurring after such time that the Company has provided written notice to all Holders that there are at least 1,750 Holders or 450 Holders who are not accredited investors (as such term is defined by the Commission).  Any attempted Transfer that is prohibited by this Section 3(a)(ii) shall be null and void and shall not be effective to Transfer any Common Stock, but only to the minimum extent necessary to prevent the Transfer from being prohibited by this Section 3(a)(ii).

(b) Drag-Along Obligations.

(i) Except for a Permitted Transfer, if any Investor or Investors representing more than fifty percent (50%) of the voting power of the capital stock of the Company (individually or collectively, the “Exiting Holders”), acting together or pursuant to a common plan, understanding or arrangement (A) enter into an agreement to Transfer to any Person, in a bona fide arm’s-length transaction to one or more third parties none of which is an Affiliate or Associate of any Exiting Holder, all the Common Stock beneficially owned by such Exiting Holders, (B) request that the Company or any subsidiary thereof consolidate or merge with any Person which is not an Affiliate or Associate of any Exiting Holder in a bona fide arm’s-length transaction (in a consolidation or merger in which (1) Holders receive cash or securities of any other Person upon such consolidation or merger and (2) such Person and/or its Affiliates become the beneficial owner of more than fifty percent (50%) of the voting power of the capital stock of (x) the Company or (y) any subsidiary or subsidiaries of the Company owning, controlling or otherwise constituting a majority of the consolidated assets of the Company and its subsidiaries taken as a whole (based on value) (a “Merger”)) or (C) request that the Company sell all or substantially all the assets of the Company and its subsidiaries, to a Person which is not an Affiliate or Associate of any Exiting Holder in a bona fide arm’s-length transaction in which Holders receive cash or securities of such other Person upon completion of such transaction (the Person referred to in clause (A), clause (B) or clause (C) being referred to herein as “Exit Transferees” and any of the transactions referred to in clause (A), clause (B) or clause (C) being referred to herein as an “Exit Transfer”; provided, that in no event shall an Exit Transfer be deemed to include any transaction effected solely for the purpose of changing, directly or indirectly, the form of organization or the organizational structure of the Company or any of its subsidiaries), then, subject to the terms of this Section 3(b), such Exiting Holders may elect to require that each of the other Holders (each, a “Drag-Along Holder”) Transfer to such Exit Transferees all the Common Stock beneficially owned by such Drag-Along Holder, on the same terms and conditions as those applicable to the Exiting Holders (in the case of clause (A) and/or that each Drag-Along Holder vote (or consent in writing, as the case may be) in favor of the Merger or sale of assets (in the case of clause (B) or clause (C)).

(ii) The Exiting Holders shall exercise the rights in Section 3(b)(i) by providing to the Company written notice of any Exit Transfer (the “Drag-Along Notice”), setting forth the terms of the proposed Exit Transfer (including the identity of the counterparties thereto) and the proposed closing date.  The Company shall provide each Drag-Along Holder with a copy of the Drag-Along Notice within three (3) Business Days of receipt from the Exiting Holder.

(iii) All Transfers pursuant to this Section 3(b) shall be consummated contemporaneously at the principal offices of the Company on the later of (i) a Business Day not less than fifteen (15) or more than sixty (60) days after the Drag-Along Notice is delivered to Drag-Along Holders or (ii) the fifth Business Day following the expiration or termination of all waiting periods under HSR, to the extent applicable to such Transfer, or at such other time or place as the Exiting Holders and the Exit Transferees may agree.  The certificates or other instruments evidencing the Common Stock Transferred pursuant to the Exit Transfer shall be duly endorsed for transfer, and delivered on such closing date against payment for the purchase price of such Common Stock, together with all other documents which are necessary to effect such Transfer.

(iv) All Drag-Along Holders shall execute and deliver any documents reasonably requested by the Exiting Holders, including any agreement containing indemnification obligations (which shall be several and not joint obligations and shall be no more extensive or adverse to any Drag-Along Holder than those applicable to the Exiting Holders) on the part of the Exiting Holders and each Drag-Along Holder, provided that the indemnification obligation of each Drag-Along Holder shall solely consist of and (A) shall be limited to the percentage of such consideration that is equal to any comparable percentage limitation with respect to the consideration payable to the Exiting Holders, in the case of representations and warranties made by such Drag-Along Holder (which shall be limited to customary representations regarding its existence, authority to participate in such Exit Transfer, due execution, ownership of its Common Stock and ability to Transfer such Common Stock free and clear of all liens and other encumbrances, as applicable), (B) shall be computed pro rata based on the aggregate consideration payable to all Holders, in the case of representations and warranties made by the Company, and (C) shall not under any circumstances exceed in the aggregate the net proceeds actually paid to such Drag-Along Holder upon completion of the transaction. Any documented and reasonable costs and expenses incurred directly in connection with the Exit Transfer by the Exiting Holders shall be paid out of the gross proceeds of the Exit Transfer to the extent permissible by the terms and conditions of such Exit Transfer, and, if so permissible, no Drag-Along Holder shall have any direct liability for any such costs and expenses.  No Drag-Along Holder shall be required to agree to any restrictive covenant in connection with any Exit Transfer.  In addition, the Drag-Along Holders shall not exercise any rights of appraisal or dissenters rights that such Holder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with any Exit Transfer or any other proposal that is necessary or desirable to consummate the Exit Transfer.

(v) Notwithstanding anything to the contrary contained herein, (A) each Drag-Along Holder shall be treated equally and on a pro rata basis with each other Drag-Along Holder and the Exiting Holders, and (B) no Exiting Holder shall be entitled, directly or indirectly, to receive a control premium or an extra or special benefit not shared on a pro rata basis by all other holders of Common Stock (excluding any preferential rights of any Security expressly set forth in the Certificate of Incorporation) with respect to such Exiting Holder’s shares.

(c) Tag-Along Rights.  Except for a Permitted Transfer, if (X) Exiting Holders propose an Exit Transfer and do not elect to exercise their rights pursuant to Section 3(b) to require each other Holder to Transfer the shares of Common Stock beneficially owned by such Holders to the Exit Transferees, or (Y) any Investor or Investors (such Investor or Investors shall be deemed to be “Exiting Holders” for purposes of this Section 3(c)), acting together or pursuant to a common plan, understanding or arrangement, elect to enter into an agreement to Transfer to any Person, in a bona fide arm’s-length transaction to one or more third parties none of which is an Affiliate of any Exiting Holder, fifty percent (50%) or more of the outstanding Common Stock of the Company (any such Transfer pursuant to clause (X) or (Y), a “Partial Exit Transfer”), the Holders who are not Exiting Holders in such Partial Exit Transfer (the “Non-Selling Holders”) shall have the right to participate in such Partial Exit Transfer on the following terms:

(i) The Exiting Holders shall give the Company prompt written notice (the “Notice of Intent”), setting forth the terms of each proposed Partial Exit Transfer (including the identity of the counterparties thereto) and the proposed closing date.

(ii) The Company shall deliver the Notice of Intent to each Non-Selling Holder within three (3) Business Days of receipt from the Exiting Holders.

(iii) In connection with any Partial Exit Transfer, each Non-Selling Holder shall have the right, in its sole discretion, to participate in such Partial Exit Transfer on the same terms and conditions as those applicable to the Exiting Holders, including, in the case of an Exit Transfer pursuant to Section 3(b)(i)(B) or Section 3(b)(i)(C), that each Non-Selling Holder vote (or consent in writing, as the case may be) in favor of the Merger or sale of assets.

(iv) The Non-Selling Holders must exercise their “tag-along” rights by giving written notice to the Exiting Holders within twenty (20) days of the delivery of a Notice of Intent by the Company to the Non-Selling Holders (the “Tag-Along Acceptance Period”), and, in the case of a Partial Exit Transfer specified in clause (Y) of Section 3(c) above, specifying the number of shares of Common Stock that such Non-Selling Holder desires to include in the Partial Exit Transfer.  Each Non-Selling Holder exercising these “tag-along rights” is referred to as a “Tag-Along Holder.”   The Exiting Holders shall attempt to obtain inclusion in the Partial Exit Transfer of the entire number of shares of Common Stock which the Tag-Along Holders beneficially own and are seeking to include.  In the event the Exiting Holders shall be unable to obtain the inclusion of such entire number of shares of Common Stock in such Partial Exit Transfer, the number of shares of Common Stock to be sold in the Partial Exit Transfer by the Exiting Holders and each Tag-Along Holder shall be reduced on a pro rata basis according to the proportion which the number of shares of Common Stock which each such party beneficially owns bears to the total number of shares of Common Stock beneficially owned by all such parties.

(v) All Transfers of Common Stock pursuant to this Section 3(c) shall be consummated contemporaneously at the principal offices of the Company on the later of (i) a Business Day not less than ten (10) or more than sixty (60) days after the last day of the Tag-Along Acceptance Period or (ii) the fifth Business Day following the expiration or termination of all waiting periods under HSR, to the extent applicable to such Partial Exit Transfer, or at such later time or place as the Exiting Holders and the Exit Transferees may agree.  The certificates or other instruments evidencing the Common Stock Transferred pursuant to the Partial Exit Transfer shall be duly endorsed for transfer, and delivered on such closing date against payment for the purchase price of such Common Stock, together with all other documents which are necessary to effect such Partial Exit Transfer.  No party to this Agreement shall Transfer any of its Common Stock to any prospective Transferee if such prospective Transferee declines to allow a Tag-Along Holder to participate in a Partial Exit Transfer.

(vi) All Tag-Along Holders shall execute and deliver any documents reasonably requested by the Exiting Holders, including any agreement containing indemnification obligations (which shall be several and not joint obligations and shall be no more extensive or adverse to any Tag-Along Holder than those applicable to the Exiting Holders) on the part of the Exiting Holders and each Tag-Along Holder so electing to participate, provided that the indemnification obligation of each Tag-Along Holder shall solely consist of and (A) shall be limited to the percentage of such consideration that is equal to any comparable percentage limitation with respect to the consideration payable to the Exiting Holders, in the case of representations and warranties made by such Tag-Along Holder (which shall be limited to customary representations regarding its existence, authority to participate in such Partial Exit Transfer, due execution, ownership of its Common Stock and ability to Transfer such Common Stock free and clear of all liens and other encumbrances, as applicable), and (B) shall be computed pro rata based on the aggregate consideration payable to the Exiting Holders and all Tag-Along Holders, in the case of representations and warranties made by the Company, and (C) shall not under any circumstances exceed in the aggregate the net proceeds actually paid to such Tag-Along Holder upon completion of the transaction.  Any documented and reasonable costs and expenses incurred directly in connection with the Partial Exit Transfer by the Exiting Holders shall be paid out of the gross proceeds of the Partial Exit Transfer to the extent permissible by the terms and conditions of such Partial Exit Transfer, and, if so permissible, no Tag-Along Holder shall have any direct liability for any such costs and expenses.  No Tag-Along Holder shall be required to agree to any restrictive covenant in connection with any Partial Exit Transfer.  In addition, the Tag-Along Holders shall not exercise any rights of appraisal or dissenters rights that such Holder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with any Partial Exit Transfer or any other proposal that is necessary or desirable to consummate the Partial Exit Transfer.

Section 4. Preemptive Rights to Purchase New Securities.

(a) Grant.  Subject to the provisions of this Section 4, each Preemptive Rights Holder shall have the right to purchase such Preemptive Rights Holder’s Pro Rata Share of all or any part of any New Securities that the Company or any subsidiary thereof may from time to time issue to any Investor or any Affiliate of any Investor after the date of this Agreement.  A Preemptive Rights Holder’s “Pro Rata Share” for purposes of this right shall mean a fraction, the numerator of which is the number of shares of Common Stock owned by such Preemptive Rights Holder immediately prior to the issuance of the New Securities and the denominator of which is the total number of shares of Common Stock then outstanding.   The “Preemptive Rights Holders” are each Investor and each Holder other than the Investor or Investors (or their Affiliates) to whom the Company proposes to issue New Securities.   Notwithstanding the foregoing, any Preemptive Rights Holder may assign its rights under this Section 4 to any of its Affiliates upon written notice to the Company.

(b) Procedure.  The Company shall give each Preemptive Rights Holder at least five (5) Business Days prior written notice, or, if the Preemptive Rights Holder is an Investor, at least twenty (20) days prior written notice, of the Company’s intention to issue New Securities (the “New Securities Notice”), describing the type and amount of New Securities to be issued to any Investor or any Affiliates of any Investor and the price and the general terms and conditions upon which the Company proposes to issue such New Securities.  Each Preemptive Rights Holder may purchase any or all of such Preemptive Rights Holder’s Pro Rata Share of such New Securities and may elect to purchase more than such Preemptive Rights Holder’s Pro Rata Share in the event that another Preemptive Rights Holder does not elect to purchase its full Pro Rata Share of an issuance of New Securities (a “New Issuance Shortfall”), by delivering to the Company, within five (5) Business Days after, or, if the Preemptive Rights Holder is an Investor, at least twenty (20) days after, the date of mailing of any such New Securities Notice by the Company, a written notice specifying (i) such number of New Securities which such Preemptive Rights Holder desires to purchase and (ii) whether such Preemptive Rights Holder desires to purchase more than its Pro Rata Share of New Securities in the event of a New Issuance Shortfall and, if so, the maximum amount of the unsubscribed-for New Securities (the “Unpurchased New Securities”) such Preemptive Rights Holder desires to purchase (an “Unpurchased New Securities Share”), for the price and upon the general terms and conditions specified in the New Securities Notice.  If any Preemptive Rights Holder fails to notify the Company in writing within such five (5) Business Day period or 20-day period, as applicable, of its election to purchase any or all of such Preemptive Rights Holder’s full Pro Rata Share of an offering of New Securities (a “Non-Purchasing Holder”), then such Non-Purchasing Holder will forfeit the right hereunder to purchase that part of such Preemptive Rights Holder’s Pro Rata Share of such New Securities that such Preemptive Rights Holder did not agree to purchase.  If a New Issuance Shortfall occurs, the Unpurchased New Securities shall be allocated to each Preemptive Rights Holder that has elected to purchase its Pro Rata Share of New Securities and that has elected to purchase Unpurchased New Securities in the event of a New Issuance Shortfall (each, a “Fully Exercising Rights Holder”) in the amount of their Unpurchased New Securities Share.  In the event that the Company is unable to allocate to each Fully Exercising Right Holder its respective Unpurchased New Securities Share due to the aggregate amount of the Unpurchased New Securities Shares equaling more than the amount of the Unpurchased New Securities, then the Unpurchased New Securities shall be allocated to each Fully Exercising Rights Holder based on its Oversubscription Pro Rata Share.  A Fully Exercising Rights Holder’s “Oversubscription Pro Rata Share” shall mean a fraction, the numerator of which is the number of shares of Common Stock owned by such Fully Exercising Rights Holder immediately prior to the issuance of the New Securities and the denominator of which is the total number of shares of Common Stock owned by all of the Fully Exercising Rights Holders immediately prior to the issuance of the New Securities.

(c) Failure To Exercise.  In the event that the Preemptive Rights Holders fail to exercise in full the purchase right within the five (5) Business Day period following, or, if the Preemptive Rights Holder is an Investor, the 20-day  period following, delivery of the New Securities Notice, then the Company will have sixty (60) days thereafter to sell the New Securities with respect to which the Preemptive Rights Holders’ rights hereunder were not exercised or to enter into an agreement for the sale of the New Securities (in which event the Company shall have forty-five (45) days from the date of the execution of such agreement to sell the New Securities).  Any sale of the New Securities shall be at a price and upon terms and conditions not more favorable to the purchasers thereof than specified in the New Securities Notice to the Preemptive Rights Holders.  In the event that the Company has not issued and sold the New Securities within the deadlines set forth in this Section 4(c), then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Rights Holders pursuant to this Section 4(c).

(d) If the provisions of this Section 4 do not apply because the Company issues New Securities solely to purchasers who are neither an Investor nor an Affiliate of an Investor, then each Investor which has appointed a Director hereby agrees that it will not, in connection with such issuance, enter into any agreement or understanding with any such purchaser that provides a related benefit to such Investor, regardless of whether such agreement, understanding or benefit is written or oral, direct or indirect, or solicited or unsolicited by such Investor, unless all of the other Investors are parties to an agreement or understanding with such purchaser that provides a comparable benefit to them, such comparability to be determined based on each Investor's pro rata ownership of the Company at the time of such sale of New Securities to such third party.

Section 5. Notices.  Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid, return receipt requested) or sent by reputable overnight courier service (charges prepaid), to the party entitled to receive such notice or other document at the address set forth in the books and records of the Company.  Any such notice shall be effective and deemed received three days after proper deposit in the mails (or the next business day after due delivery to such overnight courier service).  The Company, any Holder or any spouse or legal representative of a Holder may effect a change of address for purposes of this Agreement by giving notice of such change to the Company, and the Company shall, upon the request of any party hereto, notify such party of such change in the manner provided herein.  Until such notice of change of address is properly given, the previous address set forth in the books and records of the Company shall be effective for all purposes.

Section 6. Financial Statements and Other Information.  The Company shall furnish to the Investors, each 5% Holder, and, solely with respect to clause (ii) below, each Holder: (i) for the first three fiscal quarters of each year, as soon as available, and in any event within sixty (60) days after the end of each such fiscal quarter, the consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of such fiscal quarter and the related consolidated statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous fiscal year in reasonable detail; and (ii) as soon as available, and in any event within one hundred and five (105) days after the end of each fiscal year, the consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of such fiscal year and the related consolidated statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for such fiscal year, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous fiscal year in reasonable detail and a report thereon by the Company’s certified independent accountants; provided, however, that if a lesser amount of financial information is required to be given to the Company’s lenders pursuant to the terms of the exit facility contemplated by that certain Amended and Restated Commitment Letter, dated May 22, 2013, provided by certain of the Investors to the Company, then the Company shall only be required to furnish such lesser amount of information to the Investors, each 5% Holder, and, if applicable, each Holder hereunder.

Section 7. Termination.  This Agreement shall terminate upon the first to occur of (a) execution of a written agreement to such effect by the Company and each Investor that remains a party hereto at the time of such execution, (b) upon the closing of an Initial Public Offering or (c) the closing of a transaction that would constitute an Exit Transfer.  In addition, the rights and obligations of each Holder under this Agreement shall terminate as to such Holder upon the Transfer of all Common Stock owned by such Holder in accordance with this Agreement.

Section 8. Miscellaneous Provisions.

(a) Transfer in Violation of Agreement.  Any Transfer or attempted Transfer in breach of this Agreement shall be void and of no effect.  In connection with any attempted Transfer in breach of this Agreement, the Company may hold and refuse to transfer any Common Stock or any certificate therefor, in addition to and without prejudice to any and all other rights or remedies which may be available to it or the Holders.  Each party to this Agreement acknowledges that a remedy at law for any breach or attempted breach of this Agreement shall be inadequate, agrees that each other party to this Agreement shall be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach and further agrees to waive (to the extent legally permissible) any legal conditions required to be met for the obtaining of any such injunctive or other equitable relief (including posting any bond in order to obtain equitable relief).

(b) No Strict Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(c) No Third-Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any person or entity other than the parties hereto and their respective successors and assigns any remedy or claim under or by reason of this Agreement or any terms, covenants or conditions hereof, and all of the terms, covenants, conditions, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their respective successors and assigns.

(d) Further Assurances.  Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and other documents as any other party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

(e) Counterparts.  This Agreement may be executed in one or more counterparts, and may be delivered by means of facsimile or electronic transmission in portable document format, each of which shall be deemed to be an original and shall be binding upon the party who executed the same, but all of such counterparts shall constitute the same agreement.  The failure of any Holder to execute this Agreement does not make it invalid as against any other Holder.

(f) Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York, without giving effect to the conflicts of law principles thereof except Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

(g) Submission to Jurisdiction.  Each party to this Agreement irrevocably consents and agrees that any legal action or proceeding with respect to this Agreement and any action for enforcement of any judgment in respect thereof will be brought in the courts of the State of New York, County of New York or, if it has or can acquire jurisdiction, the United States District Court for the Southern District of New York, and each party to this Agreement hereby submits to and accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts from any appeal thereof.  Each party to this Agreement further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof in the manner set forth in Section 5.  Each party to this Agreement hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.  Nothing in this Section 8(g) shall be deemed to constitute a submission to jurisdiction, consent or waiver with respect to any matter not specifically referred to herein.  No course of dealing between the Company, or its subsidiaries, and the Holders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement.  The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

(h) Complete Agreement; Inconsistent Agreements.  This Agreement and any certificates, documents, instruments and writings delivered pursuant hereto represent the complete agreement between the parties hereto as to all matters covered hereby, and supersedes any prior agreements or understandings between the parties.

(i) Severability.  In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction).  The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

(j) Amendments; Waivers.  Neither this Agreement nor any provision hereof may be amended, modified, waived or supplemented in any manner, whether by course of conduct or otherwise, except with the consent of the Company and the Investors who beneficially own at least a majority of the issued and outstanding Common Stock held by the Investors.  In addition to the consent required under the foregoing sentence, in order to effect any amendment of, modification of, waiver of or supplement to the provisions of this Agreement that: (i) would adversely affect an individual Investor disproportionately as compared to any other Investor, shall require the prior written consent of such Investor; (ii) would provide any right to any Investor not shared proportionally by all Investors, shall require the prior written consent of each other Investor; (iii) would amend, modify, supplement or rescind, or would have the effect thereof, Section 3(a)(i), Section 3(c), Section 4, Section 7 or, to the extent applying to Section 3(a)(i), Section 3(c), Section 4, or Section 7, this Section 8(j), shall require the prior written consent of each Investor, (iv) would amend, modify, supplement or rescind, or would have the effect thereof, Section 3(c), Section 4 or, to the extent applying to Section 3(c) or Section 4, this Section 8(j), shall require the prior written consent of Holders that are not Investors representing at least a majority of the issued and outstanding Common Stock held by such Holders; or (v) would amend, modify, supplement or rescind, or would have the effect thereof, Section 2(a)(v) or, to the extent applying to Section 2(a)(v), this Section 8(j), shall require the prior written consent of Silver Point.  No failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(k) Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Company, the Holders and their respective successors, assigns and Permitted Transferees.  Any or all of the rights of a Holder under this Agreement may be assigned or otherwise conveyed by any Holder only in connection with a Transfer of Common Stock which is in compliance with this Agreement; provided, that an Investor may never transfer its status as an Investor other than to Permitted Transferees.

(l) Benefits Only to Parties.  Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any Person, other than the parties hereto and their respective successors or assigns and Permitted Transferees, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and assigns and Permitted Transferees, and for the benefit of no other Person.

(m) Transactions with Affiliates.  Except as otherwise permitted under this Agreement, the Company shall conduct, and shall cause each of its subsidiaries to conduct, all transactions with its Affiliates (other than wholly-owned subsidiaries of the Company), current or former directors, or any Relative of the foregoing on terms that are fair and reasonable and no less favorable to the Company or such subsidiary than it would obtain in a comparable arm’s-length transaction with a Person that is not an Affiliate, current or former director or Relative of the foregoing, and in compliance with all applicable laws; it being understood and agreed that (i) any such transaction, to the extent that the value of such transaction is more than $5 million, shall be approved by a majority of the Independent Directors on the Board, and (ii) any such transaction, the value of which exceeds $20 million, shall be approved by a majority of the Independent Directors on the Board and for which the Board has received a written opinion of an unaffiliated nationally recognized investment banking firm stating that such transaction is fair to the Company or such subsidiary, shall, in each case, be deemed to be in compliance with this Section 8(m).

1 NTD: If Silver Point owns more than 15% of the Common Stock of the Company at the Closing, then Silver Point shall be included in the definition of “Investor” and Section 2(a)(v) shall be eliminated.

2 NTD: Silver Point entity TBD.

This Agreement is executed by the Company and each other Person who is deemed a party to this Agreement in accordance with the Plan or who becomes party to this Agreement from time to time in accordance with the provisions herein to be effective as of the date first above written.

Company:

K-V PHARMACEUTICAL COMPANY

By: _________________________________

Name:

Title:

K-V Pharmaceutical Company

[ADDRESS]

[ADDRESS]

[ADDRESS]

Attention: [TITLE]

Facsimile Number: [ ]